UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Lufax Holding Ltd

(Name of Subject Company)

Lufax Holding Ltd

(Names of Persons Filing Statement)

Ordinary shares, par value US$0.00001 per share

(Title of Class of Securities)

G5700Y 209

(CUSIP Number of Class of Securities)

American depositary shares (“ADSs”), each representing two ordinary shares

(Title of Class of Securities)

54975P 201

(CUSIP Number of Class of Securities)

Rusheng Yang

Chairman of the Independent Board Committee

Building No. 6

Lane 2777, Jinxiu East Road

Pudong New District, Shanghai

People’s Republic of China

+86 21-3863-6278

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

(a) Name and Address.

The name of the subject company is Lufax Holding Ltd (the “Company”), a Cayman Islands exempted company. The Company’s principal executive offices are located at Building No. 6, Lane 2777, Jinxiu East Road, Pudong New District, Shanghai, the People’s Republic of China. The Company’s telephone number at this address is +86 21-3863-6278.

(b) Securities.

The titles of the classes of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, as it may be amended or supplemented, this “Schedule 14D-9”) relates are ordinary shares, with a par value of US$0.00001 per share, and ADSs, with each ADS representing two ordinary shares. The ADSs were issued under a facility created pursuant to the deposit agreement dated November 3, 2020, and as amended, by and among the Company, Citibank, N.A., and holders of ADSs issued thereunder.

As of August 31, 2024, there were 1,299,823,470 ordinary shares issued and outstanding, excluding ordinary shares underlying ADSs. As of August 31, 2024, there were 216,738,167 ADSs issued and outstanding.

Item 2. Identity and Background of Filing Person.

(a) Name and Address.

The filing person is the Company. The name, business address and business telephone number of the Company are set forth above in “Item 1. Subject Company Information—(a) Name and Address.”

(d) Tender Offer.

On March 21, 2024, the Company announced that its board of directors (the “Board”) had resolved to recommend the declaration and distribution of a special dividend in the amount of US$1.21 per ordinary share or US$2.42 per ADS. On May 30, 2024, the shareholders of the Company approved the declaration and distribution of this special dividend at their annual general meeting. The special dividend was payable in cash, with eligible holders of ordinary shares given an option to elect to receive the special dividend wholly in the form of new ordinary shares and eligible holders of ADSs given an option to elect to receive the special dividend wholly in the form of new ADSs (except for Hong Kong Securities Clearing Company Nominees Limited, the depositary bank for the ADS program and other intermediaries such as brokers that are aggregating the elections of more than one holder, which may elect to receive their entitlement partly in cash and partly in the form of new ordinary shares or ADSs). Further details were set out in the circular furnished by the Company with the SEC on Form 6-K on June 12, 2024.

Based on the election of shareholders and ADS holders for the scrip dividend, a total of 519,148,927 new ordinary shares (excluding ordinary shares represented by ADSs) and a total of 33,513,980 new ADSs have been allotted and issued. Among these new ordinary shares, 305,989,352 new ordinary shares were allotted and issued to An Ke Technology Company Limited (“An Ke Technology”) and 203,890,905 were allotted and issued to China Ping An Insurance Overseas (Holdings) Limited (“Ping An Overseas Holdings”). An Ke Technology and Ping An Overseas Holdings (collectively, the “Offerors”) are companies with limited liability incorporated in Hong Kong, and both are wholly owned by Ping An Insurance (Group) Company of China, Ltd. (“Ping An Insurance”), a company established as a joint stock company under the laws of the PRC whose shares are listed on the Shanghai Stock Exchange (stock code: 601318) and the Hong Kong Stock Exchange (stock code: 2318 (HKD Counter) and 82318 (RMB Counter)).

Upon the settlement of the scrip dividend, the total number of ordinary shares controlled by Ping An Insurance in the Company through An Ke Technology and Ping An Overseas Holdings increased from 474,905,000 ordinary shares (representing approximately 41.40% of the total issued ordinary shares before the settlement of the special dividend) to 984,785,257 ordinary shares (representing approximately 56.82% of the enlarged total issued ordinary shares). As a result, Rule 26 of the Hong Kong Code on Takeovers and Mergers requires the Offerors to make a mandatory general offer to acquire all of the outstanding ordinary shares and ADSs. Therefore, on September 27, 2024, the Offerors, Ping An Insurance and the Company jointly submitted the composite offer and response document (the “Composite Document”) to the Hong Kong Stock Exchange, and the Offerors and Ping An Insurance also filed the Tender Offer Statement on Schedule TO (the “Schedule TO”) with the SEC on the same date.

This Schedule 14D-9 relates to the cash tender offer (the “Offer”) by the Offerors to acquire all of the outstanding ordinary shares and ADSs of the Company, other than the ordinary shares and ADSs owned by the Offerors and their affiliates, at a purchase price of US$1.127 per ordinary share and US$2.254 per ADS, net to the seller in cash, without interest and less taxes required to be withheld. The Offer is disclosed in the Schedule TO and is made upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash dated September 27, 2024, which was filed as Exhibit (a)(1)(A) to the Schedule TO (as it may be amended or supplemented from time to time, the “US Offer Document”) and the related Letter of Transmittal, Blue Form of Acceptance and White Form of Acceptance, which were filed as Exhibits (a)(1)(B), (a)(1)(E) and (a)(1)(F) to the Schedule TO. The US Offer Document and the related Letter of Transmittal, Blue Form of Acceptance and White Form of Acceptance are filed as Exhibits (a)(1)(A), (a)(1)(B), (a)(1)(C) and (a)(1)(D) to this Schedule 14D-9 and are incorporated herein by reference.

This Offer is an unconditional mandatory general offer to acquire all issued and outstanding ordinary shares and ADSs of the Company. It may only be accepted by holders of the ordinary shares in the United States and by ADS holders, regardless of the ADS holders’ location. Holders of the Company’s ordinary shares in the United States can choose to tender in either this Offer or the non-US offer, which is a separate, concurrent offer being conducted pursuant to the Hong Kong Code on Takeovers and Mergers. ADS holders may only tender into this Offer. The Offerors will acquire the ordinary shares and ADSs fully paid and free from all encumbrances, with no financing, minimum tender, or other material conditions attached. Therefore, if a holder properly follows the procedures for tendering (and does not withdraw) their securities by the expiration date, the Offerors are required to pay such holders promptly after the expiration of the Offer.

This Offer may be accepted starting from the date of the US Offer Document, which is September 27, 2024. Unless extended, all acceptances must be received by 4:00 a.m. on October 28, 2024 (New York time), and the Offer will close on October 28, 2024 (New York time).

The foregoing summary of the Offer is qualified in its entirety by the description contained in the US Offer Document.

According to the Schedule TO, (i) the address of the principal executive office of An Ke is Suite 2353, 23/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong, China, (ii) the address of the principal executive office of Ping An Overseas Holdings is Suite 2318, 23/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong, China, and (iii) the address of the principal executive office of Ping An Insurance is 47th, 48th, 109th, 110th, 111th, 112th Floors, Ping An Finance Center, No. 5033 Yitian Road, Futian District, Shenzhen, China.

Information relating to the Offer, including the US Offer Document, the form of the Letter of Transmittal, the US Form of Acceptance, the Non-US Form of Acceptance and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

(d) Conflicts of Interest.

The sections entitled “Item 3. Key Information—D. Risk Factors,” “Item 6.A. Directors and Senior Management,” “Item 6.B. Compensation,” “Item 6.C. Board Practices” and “Item 7.B. Related Party Transactions” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 (the “Form 20-F”), filed with the SEC on April 23, 2024, and the section entitled “Special Factors—3. Past Contracts, Transactions, Negotiations and Agreements” in the US Offer Document, are incorporated herein by reference. Except as set forth in this Schedule 14D-9 or as incorporated herein by reference, as of the date hereof, to the knowledge of the Company, there are no material agreements, arrangements or understandings, or actual or potential conflicts of interest between the Company or any of its affiliates, on the one hand, and (1) the Company or any of its executive officers, directors, or affiliates, or (2) the Offerors, Ping An Insurance or any of their respective executive officers, directors, or affiliates, on the other hand.

In connection with the consideration of the Offer, the Company’s board of directors formed an independent board committee (the “Independent Board Committee”) comprised of Rusheng Yang, Weidong Li, Xudong Zhang and David Xianglin Li, each of whom is an independent director of the Company. The Independent Board Committee is aware of the contracts, agreements, arrangements or understandings and the actual or potential conflicts of interest described in this Item 3 and considered them along with other matters described below in “Item 4. The Solicitation or Recommendation—(a) Solicitation or Recommendation.” and “Item 4. The Solicitation or Recommendation—(b) Reasons for the Recommendation.”

Beneficial Ownership of Shares by the Offerors and Ping An Insurance

According to the Schedule TO, as of September 24, 2024, the total of the ordinary shares beneficially owned by Ping An Insurance, through the Offerors, was approximately 56.81% of the Company’s issued and outstanding ordinary shares.

Arrangements with the Company’s Directors and Executive Officers

In considering the recommendation of the Independent Board Committee set forth in “(a) Solicitation or Recommendation” and “(b) Reasons for the Recommendation” in Item 4, you should be aware that, in addition to their interests as shareholders (where applicable), the directors and executive officers of the Company may have interests in the transaction contemplated under the Offer that differ from, or are in addition to, those of other shareholders generally.

The Independent Board Committee is aware of and has considered these interests, among other matters, in evaluating the transaction contemplated under the Offer, and in recommending that all of the holders of ordinary shares and ADSs (other than the Offerors) reject the Offer and not tender their ordinary shares and/or ADSs in the Offer. The following is a discussion of all known material agreements, understandings and any actual or potential conflicts of interest between the Company and its directors or executive officers that relate to the transaction contemplated under the Offer. The Company’s shareholders should take these interests into account in deciding whether to tender their ordinary shares and/or ADSs in the Offer.

Directors and Executive Officers of the Company

The Company’s directors and executive officers are as follows:

Directors and Executive Officers	Position/Title
Yong Suk Cho	Chairman of the Board and Chief Executive Officer
Gregory Dean Gibb	Director and Co-Chief Executive Officer
Yonglin Xie	Director
Xin Fu	Director
Yuqiang Huang	Director
Rusheng Yang	Independent Director
Weidong Li	Independent Director

Xudong Zhang	Independent Director
David Xianglin Li	Independent Director
Dongqi Chen	General Manager
Youn Jeong Lim	Chief Risk Officer
Alston Peiqing Zhu	Chief Financial Officer
Jinliang Mao	Chief Technology Officer

The shareholders of the Company should be aware that the Company’s directors and officers have agreements or arrangements that may provide them with interests that may differ from, or be in addition to, those of shareholders of the Company generally. The Independent Board Committee is aware of these agreements and arrangements during its deliberations of the merits of the Offer and while determining to make the recommendation set forth in the Schedule 14D-9. These interests include:

•

Yonglin Xie, one of the Company’s directors, currently also serving as (i) an executive director, the president and co-CEO of Ping An Insurance, and (ii) the chairman of Ping An Bank, a subsidiary of Ping An Insurance;

•	Xin Fu, one of the Company’s directors, currently also serving as an executive director and a senior vice president of Ping An Insurance; and

•

Yuqiang Huang, one of the Company’s directors, currently also serving as (i) the general manager of the audit and supervision department of Ping An Insurance, (ii) a non-executive director of Ping An Leasing International Co., Ltd., a subsidiary of Ping An Insurance, and (iii) a non-executive director of Ping An Real Estate Co., Ltd., a subsidiary of Ping An Insurance.

Indemnification of Directors and Officers

The Company’s memorandum and articles of association permit indemnification of the Company’s directors and officers for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud of such directors or officers. The Company has also entered into indemnification agreements with its directors and officers. Under these agreements, the Company agrees to indemnify its directors and officers against certain liabilities and expenses that they incur in connection with claims made by reason of their being a director or officer of the Company.

Item 4. The Solicitation or Recommendation.

(a) Solicitation or Recommendation.

The Independent Board Committee has thoroughly and carefully reviewed and analyzed the terms of the Offer, considering the information contained in the Schedule TO and the advice from the independent financial adviser. Based on its review, the Independent Board Committee has determined that the Offer is not advisable and is not in the best interests of the Company’s shareholders or ADS holders. Accordingly, the Independent Board Committee recommends that the shareholders and ADS holders reject the Offer and refrain from tendering their ordinary shares or ADSs to the Offerors pursuant to the Offer.

The Independent Board Committee acknowledges that each shareholder or ADS holder must individually evaluate whether to tender their ordinary shares or ADSs to the Offerors pursuant to the Offer. Despite the Independent Board Committee’s recommendations, shareholders and ADS holders are strongly advised to consider their personal circumstances and investment objectives when making their decision. In particular, shareholders and ADS holders who wish to realize their investment in the near future should closely monitor market price movements during the offer period and may consider tendering all or a portion of their holdings into the Offer if market prices are below the offer price. If in doubt, shareholders and ADS holders should consult their own professional advisers for guidance. Furthermore, shareholders and ADS holders who wish to accept the Offer are advised to carefully read the procedures for acceptance detailed in the US Offer Document.

In addition, when each shareholder or ADS holder decides whether to tender their ordinary shares or ADSs to the Offerors pursuant to the Offer, such shareholder or ADS holder should be aware that the Independent Board Committee makes no assurances regarding the future value of the Company’s ordinary shares or ADSs.

(b) Reasons for the Recommendation.

Opinion of the Independent Financial Advisor

Anglo Chinese Corporate Finance, Limited (“Anglo Chinese”) has been appointed by the Company, with the approval of the Independent Board Committee, as the independent financial advisor to provide certain financial advisory services in connection with, among other things, the Independent Board Committee’s analysis of, consideration of, and response to the Offer.

A letter from Anglo Chinese containing its advice to the Independent Board Committee in respect of the Offer is set out in the Composite Document. As stated in the letter, Anglo Chinese considered the following principal reasons in making its recommendation regarding the Offer:

(1)

The offer price of US$1.127 per ordinary share is lower than the closing prices of the Company’s ordinary shares for the majority of the review period, which spans from April 14, 2023 (the date when the Company’s ordinary shares began trading on the Hong Kong Stock Exchange), up to September 24, 2024). This price represents a discount of approximately 76.8% and 46.6% compared to the highest closing price of HK$38.00 per ordinary share and the average closing price of HK$16.48 per ordinary share during this period.

(2)

The offer price of US$2.254 per ADS is lower than the closing prices of the Company’s ADSs for the majority of the review period, which spans from July 5, 2022 (two years prior to July 2, 2024, being the last trading day before the joint announcement issued by the Offerors, Ping An Insurance and the Company on July 3, 2024 pursuant to Rule 3.5 of the Hong Kong Code on Takeovers and Mergers), up to September 24, 2024. This price represents a discount of approximately 90.6% and 65.9% compared to the highest closing price of US$23.96 per ADS and the average closing price of US$6.62 per ADS during this period.

(3)

The market trading prices of the Company’s ordinary shares and ADSs remained above the offer price of US$1.127 per share and US$2.254 per ADS for the majority of the period following the joint announcement issued by the Offerors, Ping An Insurance and the Company on July 3, 2024 pursuant to Rule 3.5 of the Hong Kong Code on Takeovers and Mergers, and up to August 22, 2024, the date on which the Company released its unaudited interim results for the six months ended June 30, 2024. Following the release of the unaudited interim results on August 22, 2024, the market trading prices of the Company’s ordinary shares and ADSs declined, and the closing prices of the Company’s ordinary shares and ADSs fluctuated around the offer price for a period up to September 24, 2024. On September 24, 2024, the closing prices of the Company’s ordinary shares was HK$9.19, which was approximately 4.4% higher than the offer price of US$1.127 per ordinary share; and on September 23, 2024 (New York time) (being 4:00 a.m. on September 24, 2024 (Hong Kong time)), the closing price of the Company’s ADSs was US$2.30, which was approximately 2.0% higher than the offer price of US$2.254 per ADS.

(4)

The trading of the Company’s ADSs has been relatively liquid during the period from July 5, 2022 (two years prior to July 2, 2024, being the last trading day before the joint announcement issued by the Offerors, Ping An Insurance and the Company on July 3, 2024 pursuant to Rule 3.5 of the Hong Kong Code on Takeovers and Mergers), up to September 24, 2024. This may facilitate the sale process for ADS holders who wish to divest their investment, as they will not necessarily need to depend on the increased liquidity usually present during the offer period for larger volume transactions. In addition, the Company’s ordinary shares can be converted into the Company’s ADSs, though this process may incur additional costs, to achieve the same purpose.

(5)

The Company’s relatively low implied price-to-book ratios based on the offer price are less favorable compared to other comparable companies, including Qifu Technology, Inc, FinVolution Group, Linklogis Inc, Yixin Group Ltd, Jiayin Group Inc, and LexinFintech Holdings Ltd.

(6)

Although the Company has introduced strategies and plans to adapt to economic changes, the complexity of the macroeconomic situation requires time to assess whether the Company can navigate the current difficulties of the economic landscape in the PRC.

Considering factors (1), (2), (4), (5) and (6) mentioned above, Anglo Chinese concludes that the offer price is unattractive, making the terms of the Offer not fair or reasonable for the Company’s shareholders (excluding the Offerors) and ADS holders. Anglo Chinese advises the Independent Board Committee to recommend that these shareholders and ADS holders reject the Offer.

Anglo Chinese also notes that, as mentioned in factor (3) above, the closing prices of the Company’s ordinary shares and ADSs fluctuated around the offer price up to September 24, 2024. Thus, notwithstanding its recommendation that the offer price is not fair or reasonable, the Company’s shareholders and ADS holders subject to the Offer who are less optimistic about the outlook and future prospects of the Company and may wish to realize their investment can consider closely monitoring market price movements and selling the Company’s ordinary shares and ADSs in the open market if the net sale proceeds, after all transaction costs, exceed the amount receivable under the Offer. However, if the market prices remain below the offer price toward the end of the offer period, they may then consider tendering all or a portion of their holdings into the Offer, if they still wish to realize their investment.

Anglo Chinese also recommends that the Independent Board Committee remind the Company’s shareholders (excluding the Offerors) and ADS holders, who may require advice on any aspect of the Composite Document or the actions they should take, to consult with a licensed securities dealer, bank manager, solicitor, professional accountant, tax adviser or other professional adviser. This is particularly important given the varying investment criteria, objectives and risk profiles among different shareholders and ADS holders.

The letter from Anglo Chinese is filed as Exhibit (c)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Position of the Independent Board Committee

After considering the terms of the Offer and the advice of Anglo Chinese, the Independent Board Committee has determined that the Offer is not advisable and is not in the best interests of the Company’s shareholders or ADS holders, due to the factors outlined in items (1) to (6) above.

The Independent Board Committee notes that the Offerors disclosed in the US Offer Document that they are making the Offer solely to meet their mandatory general offer obligations under applicable Hong Kong regulations, triggered by their election for the scrip dividend as the Company’s special dividend. The offer price is the lowest price permissible under these Hong Kong regulations, which is the reference price used by the Company solely for calculating the number of new ordinary shares or ADSs to be issued to shareholders or ADS holders who elected to receive the scrip dividend. The Independent Board Committee also notes that the Offerors stated in the US Offer Document that they do not believe the Offer is fair from a financial standpoint to the unaffiliated security holders of the Company. Please refer to the section entitled “Special Factors—11. Fairness” in the US Offer Document.

The Independent Board Committee further notes that as disclosed in the Composite Document, save for the election for the scrip dividend, the Offerors and their respective parties acting in concert have not dealt in the Company’s ordinary shares or ADSs during the six months prior to and including September 24, 2024.

Therefore, the Independent Board Committee recommends that the shareholders and ADS holders reject the Offer and refrain from tendering their ordinary shares or ADSs to the Offerors pursuant to the Offer.

(c) Intent to Tender.

To the Company’s knowledge, after making reasonable inquiry, none of the Company’s executive officers, directors, affiliates or subsidiaries currently intends to tender any ordinary shares or ADSs held of record or beneficially owned by such person pursuant to the Offer.

Item 5. Persons/Assets Retained, Employed, Compensated or Used.

Anglo Chinese has been appointed by the Company, with the approval of the Independent Board Committee, as the independent financial advisor to provide certain financial advisory services in connection with, among other things, the Independent Board Committee’s analysis, consideration of, and response to, the Offer. Under the terms of Anglo Chinese’s engagement, the Company has agreed to pay Anglo Chinese a fee as follows: (a) HK$250,000 upon the execution of the engagement letter, (b) HK$375,000 upon Anglo Chinese’s delivery of its initial draft opinion, (c) HK$375,000 upon the publication of the Composite Document, and (d) HK$250,000 upon the earlier of the publication of the announcement by the Company regarding the completion of the Offer or the end of the offer period.

No portion of the fee is contingent upon any conclusions set forth in Anglo Chinese’s opinion or the consummation of the transaction contemplated under the Offer. In addition, the Company will reimburse Anglo Chinese for its reasonable out-of-pocket expenses incurred in connection with its services, not to exceed HK$50,000 without the Company’s prior approval.

Neither Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the shareholders of the Company on its behalf with respect to the Offer or related matters.

Item 6. Interest in Securities of the Subject Company.

(b) Securities Transactions.

Other than the declaration and payment of the special dividend described in “Item 1. Subject Company Information.—(d) Tender Offer,” no transactions with respect to ordinary shares or ADSs have been effected by the Company or, to the Company’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates, subsidiaries of the Company during the 60 days prior to the date of this Schedule 14D-9.

Item 7. Purposes of the Transaction and Plan or Proposals.

Except as indicated in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (a) a tender offer for or other acquisitions of the Company’s securities by the Company, any subsidiary of the Company or any other person, (b) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (c) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company, or (d) any material change in any present dividend rate or policy, indebtedness or capitalization of the Company.

Except as indicated in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8. Additional Information.

Forward-Looking Statements.

This Schedule 14D-9 and the materials incorporated by reference herein contain forward looking statements, including statements relating to the Offer from the Offerors and other matters that are not historical facts. Statements in this communication that relate to future results and events are forward-looking statements based on the Company’s current plans and expectations and are subject to a number of risks and uncertainties that could cause such plans and expectations, including actual results, to differ materially from those described in these forward-looking statements. You should not place undue reliance on these statements. All statements other than statements of historical fact, including statements containing the words “estimates,” “believes,” “anticipates,” “plans,” “expects,” “will,” and similar expressions, are statements that could be deemed forward-looking statements. Risks, uncertainties and other factors include but are not limited to risks inherent with tender offers; the occurrence of any event, change or other circumstances that could make the Offer impracticable; risks related to distraction of management time from ongoing business operations due to the Offer; unexpected costs, charges or expenses resulting from the Offer; and litigation or claims relating to the Offer. You should consider these factors carefully in evaluating the forward-looking statements. Many of these risks and uncertainties are beyond the Company’s control. No assurance can be given that actual results or events will not differ materially from those projected, estimated, assumed or anticipated in any such forward-looking statements. Important factors that could result in such differences, in addition to other factors noted with such forward-looking statements, are discussed in the Form 20-F under the heading “Item 3D. Risk Factors” and in any subsequent Current Reports on Form 6-K furnished by the Company with the SEC. Inclusion of any information or statement in this Schedule 14D-9 does not necessarily imply that such information or statement is material. The Company disclaims any intent or obligation to update any forward-looking statements as a result of developments occurring after the date of this Schedule 14D-9 or otherwise, and such information included in this Schedule 14D-9 is based on information currently available and may not be reliable after this date.

Item 9. Exhibits.

The following Exhibits are filed herewith or incorporated herein by reference:

(a)(1)(A)	US Offer Document dated September 27, 2024 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by the Offerors on September 27, 2024)

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed by the Offerors on September 27, 2024)

(a)(1)(C)	US Form of Acceptance (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO filed by the Offerors on September 27, 2024)

(a)(1)(D)	Non-US Form of Acceptance (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO filed by the Offerors on September 27, 2024)

(a)(2)	Scrip Dividend Scheme in Relation to Special Dividend (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 6-K (File No. 001-39654) furnished with the SEC on June 12, 2024)

(c)(1)	Composite Document (1) Mandatory Unconditional Cash Offers (Triggered by Election of Lufax Special Dividend) by Morgan Stanley for and on Behalf of the Joint Offerors (I) to Acquire All Issued Lufax Shares and Lufax ADSs and Lufax Shares and Lufax ADSs to be Issued Under the Lufax 2014 Share Incentive Plan and Lufax 2019 Performance Share Unit Plan (Other Than Those Already Owned by the Offeror Group) and (II) to Cancel All Outstanding Lufax Options; and (2) Lufax PSU Arrangement with Respect to All Unvested Lufax PSUs—Letter from the Lufax Independent Financial Adviser (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 6-K (File No. 001-39654) furnished with the SEC on September 27, 2024)

(e)(1)	Items 3, 6.A., 6.B., 6.C. and 7.B. of the Company’s Annual Report on Form 20-F (File No. 001-39654) for the year ended December 31, 2023, filed with the SEC on April 23, 2024

(g)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 27, 2024

Lufax Holding Ltd

By:	/s/ Rusheng Yang
	Name:	Rusheng Yang
	Title:	Chairman of the Independent Board Committee